Exhibit 99.2

RICH SPARKLE HOLDINGS LIMITED
Interim Condensed Consolidated Balance Sheets
As of March 31, 2025 and September 30, 2024
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	2025 (Unaudited)	2024 (Audited)
ASSETS
Current assets:
Cash	$450,928	$320,161
Accounts receivable, net	2,530,250	3,540,649
Contract assets	35,278	35,323
Prepayments and other current assets	19,280	148,005
Total current assets	3,035,736	4,044,138

Non-current assets:
Property and equipment, net	11,606	17,962
Operating lease right-of-use assets	923,034	1,172,808
Deferred initial public offering (“IPO)” costs	1,127,082	694,095
Deferred tax assets, net	272,619	224,755
Other non-current assets	170,345	170,564
Total non-current assets	2,504,686	2,280,184
TOTAL ASSETS	$5,540,422	$6,324,322

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$349,532	$667,390
Contract liabilities	15,597	15,617
Amount due a related party	679,405	681,188
Operating lease liabilities, current	492,755	479,130
Income tax payable	154,257	154,456
Accrued expenses and other current liabilities	1,098,943	1,065,717
Total current liabilities	2,790,489	3,063,498

Non-current liabilities:
Operating lease liabilities, non-current	446,459	697,346
Post-employment benefit obligations	14,781	14,801
Total non-current liabilities	461,240	712,147
TOTAL LIABILITIES	3,251,729	3,775,645

Commitments
Contingencies

SHAREHOLDERS’ EQUITY
Ordinary shares, with no par value, 50,000,000 ordinary shares authorized, 11,250,000 ordinary shares issued and outstanding*	1,024,034	1,024,034
Additional paid-in-capital	903,051	903,051
Retained earnings	341,881	598,666
Accumulated other comprehensive income	19,727	22,926
Total shareholders’ equity	2,288,693	2,548,677
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$5,540,422	$6,324,322

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance and share split.

RICH SPARKLE HOLDINGS LIMITED
Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss
For the Six Months Ended March 31, 2025 and 2024
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	2025	2024
Revenues	$1,741,985	$1,793,702
Cost of services	(1,109,926)	(1,212,073)
Gross profit	632,059	581,629

Operating expenses:
Selling, general and administrative	(905,329)	(732,276)
Expected credit losses	-	(30,633)
Total operating expenses	(905,329)	(762,909)

Loss from operations	(273,270)	(181,280)

Other income (expense)
Interest expense	(31,682)	(6,494)
Gain from lease modification	-	3,182
Total other expense, net	(31,682)	(3,312)

Loss before provision for income taxes	(304,952)	(184,592)
Income tax benefit	48,167	30,458
Net loss	$(256,785)	$(154,134)

Other comprehensive loss
Foreign currency adjustment	$(3,199)	$1,243
Charged to post-employment benefit obligations	-	(7)
Comprehensive loss	$(259,984)	$(152,898)

Loss per share – Basic and Diluted*	$(0.0228)	$(1,233)
Weighted average shares outstanding – Basic and Diluted*	11,250,000	125

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance and share split.

RICH SPARKLE HOLDINGS LIMITED
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity
For the Six Months Ended March 31, 2025 and 2024
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	2024
	Ordinary Shares		Series A Preferred Shares			Additional	Accumulated other
	No. of shares	Amount	No. of shares	Amount	Subscription receivables	paid-in capital	comprehensive (loss) income	Accumulated losses	Total
Balance as of September 30, 2023	100	$100	25	$1,023,934	$(1,024,034)	$1,935,109	$(2,902)	$(221,727)	$1,710,480
Foreign currency translation adjustment	—	—	—	—	—	—	1,243	—	1,243
Credited to post-employment benefit obligations	—	—	—	—	—	—	(7)	—	(7)
Net loss	—	—	—	—	—	—	—	(154,134)	(154,134)
Balance as of March 31, 2024	100	$100	25	$1,023,934	$(1,024,034)	$1,935,109	$(1,666)	$(375,861)	$1,557,582

	2025
	Ordinary Shares			Additional	Accumulated other
	No. of shares	Amount	Subscription receivables	paid-in- capital	comprehensive (loss) income	Retained earnings	Total
Balance as of September 30, 2024	11,250,000	$1,024,034	$—	$903,051	$22,926	$598,666	$2,548,677
Foreign currency translation adjustment	—	—	—	—	(3,199)	—	(3,199)
Net loss	—	—	—	—	—	(256,785)	(256,785)
Balance as of March 31, 2025	11,250,000	$1,024,034	$—	$903,051	$19,727	$341,881	$2,288,693

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance and share split.

RICH SPARKLE HOLDINGS LIMITED
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the Six Months Ended March 31, 2025 and 2024
(Currency expressed in United States Dollars (“US$”))

	2025	2024
Cash flows from operating activities:
Net loss	$(256,785)	$(154,134)

Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	6,335	6,303
Operating lease expense	280,019	330,119
Gain from lease modification	-	(3,182)
Deferred income taxes	(48,167)	(30,458)
Expected credit loss allowance	-	30,633
Change in operating assets and liabilities:
Accounts receivable	1,005,848	1,485,636
Contract assets	-	(310,692)
Prepayments, other current assets and other non-current assets	128,535	94,776
Accounts payable	(317,000)	(360,264)
Contract liabilities	-	(93,450)
Accrued expenses and other current liabilities	34,595	(133,970)
Post-employment benefit obligations	-	7
Operating lease liabilities	(267,421)	(403,009)
Net cash provided by operating activities	565,959	458,315

Cash flows from financing activities:
Payments of offering costs for initial public offering	(433,879)	(124,231)
Financings provided to related parties	(908)	(1,116)
Net cash (used in) financing activities	(434,787)	(125,347)

Foreign currency translation adjustment	(405)	913

Net change in cash and cash equivalents	130,767	333,881

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	320,161	184,264

CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	$450,928	$518,145

SUPPLEMENTAL NON-CASH FLOW INFORMATION
Increase in right of use assets related to lease modification	-	1,261,824
Increase in lease obligation due to lease modification	-	1,258,642

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